Cyclone Energy, Inc.

Nov. 15, 2005

Mr. Lawrence Weisdorn
23146 Mariposa de Oro St
Malibu, CA 90265

Re: Offer Letter
Dear Lawrence:

This letter ("**Agreement**") dated as of November 15, 2005, confirms our agreement in connection with your present employment as CEO designee and President designee of Cyclone Energy, to be formed as a California corporation, which employment will commence as of November 15, 2005 and continue after the corporation "Cyclone Energy, Inc." is formed (with you as CEO and president of the corporation once formed) (hereinafter both the pre-formation and post-formation business entity shall be called "**CYCLONE**"), pursuant to the following terms and conditions:

1. It is understood by all parties that **CYCLONE** will be a start-up company with minimal or no tangible assets. It is the intention of the **CYCLONE** to raise a minimum of $100,000 operating capital by Dec. 30, 2005 ("**Initial Funding**").

2. You will serve as **CYCLONE**'s CEO and President and **CYCLONE** will employ you in those capacities beginning on November 15, 2005 ("**Hire Date**"). Once the corporation is formed, you will report to CYCLONE' Board of Directors in your role as CEO and President.

3. Your initial employment term will be for a period of 3 years ("**Term**"), commencing November 15, 2005. During the **Term**, you will receive cash compensation at the following rates: $5,000 paid monthly for part time employment ($60,000 per annum) or $25,000 paid monthly for full time employment ($300,000 per annum) ("**Compensation**"). It is further understood that, once formed as a corporation, **CYCLONE** will be a start-up company and Compensation and expense reimbursement will be accrued and will not be payable until such time as funding of the company through venture capital is sufficient to make such payments. Your rate of **Compensation** will be subject to review by the **CYCLONE** Board of Directors, not less often than semi-annually (i.e., every 6 months) for the remainder of the **Term.**

   You can be involuntarily terminated by **CYCLONE** only for "cause". As used in this Agreement, the term "cause" shall mean the conviction of any crime involving dishonesty or resulting in imprisonment without the option of a fine, or the material non-observance, or the material breach by you, of any of the material provisions of this Agreement, or the neglect, failure or refusal by you to carry out the duties properly

assigned to you in a timely fashion after due notice to you of such neglect, failure or refusal. No notice will be required and no severance or salary guarantee as set forth above will be paid to you if you voluntarily terminate this agreement.

In the event of any discharge for "cause," all obligations of **CYCLONE**, including those created by this Agreement, will terminate, except the obligation to pay you unpaid, accrued **Compensation** outstanding as of the date of termination. To the extent CYCLONE has issued you shares with respect to your employment, you will keep any and all vested and irrevocable shares, but unvested and/or revocable shares shall return to **CYCLONE** and be cancelled.

4. As part of this Agreement, you have been given the opportunity to purchase, and have subscribed to purchase, 3,000,000 shares of **CYCLONE** Common Shares ("**Shares**") to be sold to you at the purchase price of $0.001 per share once CYCLONE has been incorporated and common stock is authorized to be issued. In the event your employment with **CYCLONE** is terminated for any reason, voluntarily, involuntarily or for "cause," then the Shares shall be subject to repurchase by **CYCLONE** at the purchase price of $.001 as follows:
   i. 2,400,000 if your employment is terminated between Nov. 15, 2005 and Nov. 14, 2006;
   ii. 1,600,000 if your employment is terminated between Nov. 15, 2006 and Nov. 14, 2007;
   iii. 800,000 if your employment is terminated between Nov. 15, 2007 and Nov. 14, 2008.

   Notwithstanding the foregoing, at the completion of six (6) months of full-time employment with **CYCLONE,** in the event you have met your subscription obligation to purchase some or all of the 3,000,000 shares of **CYCLONE** common stock as described hereinabove, then any and all shares purchased by you shall be completely vested, irrevocable and NOT subject to any repurchase by **CYCLONE** from that point forward.

5. You will be eligible for such bonuses and other forms of supplemental compensation as may from time to time be approved by the Board.

6. If employed full-time by **CYCLONE**, you shall be entitled to the following paid vacation during the Term: a total of four (4) weeks per year. Vacation not used can be taken as additional pay at your discretion at the end of the twelve (12) month period to which it relates or can be carried forward for future use.

7. If employed full-time, you shall be entitled to the following sick days during the **Term**: up to 10 paid sick days annually.

Cyclone Energy, Inc.

8. After **Initial Funding** is achieved, **CYCLONE** shall establish a health insurance plan for you and your family to a maximum of a $750 monthly premium so long as you remain in the employ of **CYCLONE**.

9. After **Initial Funding** is achieved, you will receive a car allowance of $500 per month from **CYCLONE**. Such car allowance shall include all costs associated with operating of the vehicle including but not limited to: principal & interest, gasoline, insurance, registration, maintenance, repairs, parking, etc. **CYCLONE** will pay or reimburse you for your reasonable work-related cell phone costs on a monthly basis. Your legitimate business expenses will be reimbursed, on an accountable basis, up to a maximum of $1,000 per month. Any amounts over $1,000 per month must be pre-approved by **CYCLONE**.

10. In addition to the foregoing, you will be eligible for such benefits as are from time to time made available to other members of senior management.

11. **CYCLONE** agrees to indemnify you and hold you harmless to the full extent of the law with respect to your activities as an employee of **CYCLONE**. In the event that you are named as a individual in any lawsuit while acting on behalf of **CYCLONE**, then **CYCLONE** shall indemnify you and hold you harmless for any and all legal costs and any and all awards against you, if any, as permitted by law.

12. You will sign and be bound by **CYCLONE's** customary agreements relating to nondisclosure, non-solicitation, and the like.

This Agreement contains the entire agreement of the parties and shall replace and supersede all prior arrangements and representations, either oral or written, as to the subject matter hereof. This Agreement may be modified or amended only by a written instrument signed by all parties hereto.

If you are in agreement with the foregoing, please sign as indicated below and return the original to me.

Very truly yours,

Robert Weiermair
Vice-President designate of Cyclone Energy

Accepted and agreed:

______________________, dated Nov. 15, 2006

Lawrence Weisdorn